UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ______.

Commission file number 1-6523

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABN AMRO Group 401(K) Retirement Savings Plan (Formerly known as ABN AMRO Group Profit Sharing and

Savings Plan and Trust)

BAC North America Holding Company

111 Westminster St. (RI 1-102-12-04)

Providence, RI 02903

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10, 1082 PP Amsterdam

The Netherlands

ABN AMRO GROUP 401(K) RETIREMENT SAVINGS PLAN

(Formerly known as ABN AMRO Group Profit Sharing and Savings Plan and Trust)

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

FOR THE YEARS ENDED

DECEMBER 31, 2007 AND 2006

Employer Identification #36-3737560

Plan #003

VELMA BUTLER & COMPANY, LTD. Certified Public Accountants and Consultants

ABN AMRO GROUP 401(K) RETIREMENT SAVINGS PLAN

Employer Identification #36-3737560        Plan #003

Report of Independent Registered Public Accounting Firm

Members of the Committee Administering

the ABN AMRO Group 401(K) Retirement Savings Plan

We have audited the accompanying statements of assets available for benefits of the ABN AMRO Group 401(K) Retirement Savings Plan, formerly known as ABN AMRO Group Profit Sharing and Savings Plan and Trust, as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Velma Butler & Company, Ltd.

Chicago, Illinois

June 23, 2008

6 EAST MONROE, SUITE 400, CHICAGO, ILLINOIS 60603 OFFICE: (312) 419-1547 FAX: (312) 922-8210 EMAIL:VBANDC@AOL.COM

ABN AMRO GROUP 401(K) RETIREMENT SAVINGS PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2007 AND 2006	EIN 36-3737560 Plan #003

	December 31
	2007	2006
Assets
Investments, at fair value:
Shares of registered investment companies	$540,442,263	$614,268,852
Common and collective funds	244,696,276	299,971,385
ABN AMRO Unitized ADR Fund	—	28,654,153
ABN AMRO Unitized Income Plus Fund	256,472,409	267,388,724
Wrap Contracts associated with the ABN AMRO Unitized Income Plus Fund	590,487	622,666
Pimco Unitized Fund	6,793,597	5,056,972
Participant loans	22,114,853	35,070,661

Total investments	1,071,109,885	1,251,033,413

Employer contribution receivable	1,177,262	13,146,497

Net assets reflecting all investments at fair value	1,072,287,147	1,264,179,910

Adjustment from fair value to contract value for ABN AMRO Unitized Income Plus Fund	4,012,647	4,234,886

Net assets available for benefits	$1,076,299,794	$1,268,414,796

See Notes to Financial Statements.

ABN AMRO GROUP 401(K) RETIREMENT SAVINGS PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006	EIN 36-3737560 Plan #003

	Year Ended December 31
	2007	2006
Additions
Contributions:
Participants	$77,888,785	$66,346,773
Employers	46,733,617	25,888,636
Investment income	77,917,658	36,731,497
Transfer of plan assets due to merger	—	171,213,986

Total additions	202,540,060	300,180,892

Deduction
Benefits paid to participants	(273,643,838)	(110,659,686)
Transfer to ABN AMRO NA 401(k) Retirement Savings Plan	(155,160,232)	—

Total deductions	(428,804,070)	(110,659,686)

Net appreciation in fair value of investments	34,149,008	85,878,128

Net (decrease) increase	(192,115,002)	275,399,334
Net Assets Available for Benefits at Beginning of Year	1,268,414,796	993,015,462

Net Assets Available for Benefits at End of Year	$1,076,299,794	$1,268,414,796

See Notes to Financial Statements.

ABN AMRO GROUP 401(K) RETIREMENT SAVINGS PLAN	EIN 36-3737560
NOTES TO FINANCIAL STATEMENTS	Plan #003
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1. ABN AMRO North America Holding Company Acquisition

On October 1, 2007 Bank of America Corporation acquired all the outstanding shares of ABN AMRO North America Holding Company, parent of LaSalle Bank Corporation. Prior to this, the sponsorship of the ABN AMRO Group 401(K) Retirement Savings Plan (the Plan) had been transferred from ABN AMRO Bank, NV to ABN AMRO North America Holding Company. In October of 2007 ABN AMRO North America Holding Company was renamed BAC North America Holding Company.

2. Description of the Plan

The following description of the Plan, provides only general information. Participants should refer to the Plan document and the Summary Plan Description for a more complete description of the Plan’s provisions.

General: The Plan is a defined-contribution plan covering all eligible employees of LaSalle Bank Corporation (formerly ABN AMRO North America, Inc.), and certain affiliates and subsidiaries.

Effective January 1, 2007 the Plan was renamed ABN AMRO Group 401(K) Retirement Savings Plan.

On October 1, 2007 the plan administrator of the Plan was changed from the Fiduciary Committee under the Plan to the Bank of America Corporation Corporate Benefits Committee (the Committee). The Board of Directors of the Corporation has the right at any time to remove any member of the Committee. Members of the Committee serve without compensation and act by majority vote. The Committee has overall responsibility for the operation and administration of the Plan including the power to construe and interpret the Plan, decide all questions that arise thereunder, and to delegate responsibilities.

Eligibility and Contributions: Eligible employees may make pre-tax contributions to the Plan by reductions in their Plan-eligible compensation. Effective January 1, 2007, the Plan adopted automatic enrollment for full-time eligible employees as defined by the Plan. All newly hired full-time employees shall be deemed to have elected pre-tax contributions of 2% of compensation starting with the first payroll period that is at least 60 days after their date of hire, unless they make a contrary election prior to such date. Employees who were eligible to participate in the ABN AMRO WCS Holding company 401(k) Plan (“WCS Plan”), which merged into the Plan effective December 31, 2006, but had neither elected to do so or affirmatively elected not to participate on December 31, 2006, shall be automatically enrolled beginning with the first payroll period beginning on or after March 1, 2007.

Full-time, part-time and temporary employees are eligible to participate in the Plan. Leased employees, collectively bargained employees and independent contractors are not eligible to participate. Eligible full-time and part-time employees may begin to contribute to the Plan beginning on the first day of the month following their date of hire. Temporary employees are eligible to contribute on the first day of the month following completion of one year of service. Employees may begin to contribute to the Plan by making an active choice to contribute through online enrollment or through the Plan’s automatic enrollment process.

The Plan’s matching contribution formula was changed effective January 1, 2007. Under the changed formula, the Employer makes a matching contribution of (i) 100% of the participant’s pre-tax contribution up to 3% of compensation for a payroll period plus (ii) 75% of the participant’s pretax-contribution for the next 3% of compensation. The total maximum matching contribution is therefore 5.25% of compensation.

Prior to January 1, 2007, an eligible employee commenced participation in the Plan after completing six months of service as a “limited participant”. A limited participant was eligible to participate only to the extent of electing to make pre-tax contributions and to receive Employer matching contributions. Prior to January 1, 2007, any employee who had completed two years of service as defined in the Plan was eligible to fully participate in the Plan. Employees eligible for full participation could receive contributions from Employers under the profit-sharing portion of the Plan. Prior to January 1, 2007, the Employer made a matching contribution equal to the lesser of 50% of the participant’s pre-tax contributions or 2% of compensation, subject to the limits under law.

ABN AMRO GROUP 401(K) RETIREMENT SAVINGS PLAN	EIN 36-3737560
NOTES TO FINANCIAL STATEMENTS	Plan #003
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006 continued …

2. Description of the Plan (continued)

Employer contributions under the profit-sharing portion of the Plan were made in discretionary amounts determined by the respective board of directors of the Employers and were credited to each participant’s account based on the relationship of each participant’s annual base compensation earned while a participant to the total of such base compensation of all Plan participants.

Investment Options: As of December 31, 2007, the Plan offers thirteen investment options listed below:

•	ABN AMRO Unitized Income Plus Fund
•	Aston Value Fund
•	Aston/ABN AMRO Real Estate Fund
•	SSgA Passive Bond Market Index Fund
•	T. Rowe Price Balanced Fund
•	Aston/Montag & Caldwell Growth Fund
•	Aston/Veredus Aggressive Growth Fund
•	SSgA Advisors S&P 500 Index Fund
•	Artisan International Fund
•	ING International Value Fund
•	Royce Total Return Fund
•	Lazard Mid Cap Fund
•	Pimco High Yield Fund

Participants are permitted to direct the trustees as to respective percentages of their account balances to be invested in each investment option and are permitted to periodically change those percentages and to direct the trustees to transfer a percentage of their accounts invested between the various funds. Contributions to the funds are invested in the pooled fund of LaSalle Bank N.A. Trust and Asset Management, the ABN AMRO family of mutual funds, and until its termination in October 2007, the ABN AMRO Company Stock (ADR) Fund (“ADR Fund”), all parties in interest to the Plan prior to October 1, 2007. In addition, contributions to the funds are invested in the last five funds listed above.

During October 2007 the American Depository Shares held in the ADR Fund were successfully tendered for shares of stock of the Royal Bank of Scotland pursuant to a tender offer. Those shares were then sold and the resulting cash proceeds invested in the ABN AMRO Unitized Income Plus Fund, and the ADR Fund terminated.

Participant Accounts: Net earnings of the Plan are allocated to a participant’s account when earned based on the relationship of each participant’s adjusted account balance to the total of all such adjusted account balances with special adjustments for participant contributions (e.g., pre-tax employee contributions, deferrals, rollovers). Participant account balances are fully vested at all times.

Payment of Benefits: In the event of retirement, termination of employment, death of a participant, or total disability while employed, the participant’s account may be distributed to the participant or beneficiary (in the event of the participant’s death) through the payment of a lump sum. Prior to January 1, 2007, an installment payment method could be elected. Also, under certain circumstances, a participant may withdraw a portion or all of certain of the amounts credited to his or her account. Special annuity and optional forms of payment apply to certain amounts transferred to the Plan from another plan in a merger.

Participant Loans: Participants may borrow from their fund accounts a minimum of $1,000 up to the maximum of $50,000, reduced by the highest outstanding balance of the participant’s loans from the Plan during the 12-month period ending on the day before the loan is made. Two outstanding loans are permitted. The loans are secured by the balance in the participant’s account. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans bear interest of 1.5% above LaSalle Bank N.A.’s prime rate in effect on the last business day of the calendar quarter prior to the quarter the loan is made.

ABN AMRO GROUP 401(K) RETIREMENT SAVINGS PLAN	EIN 36-3737560
NOTES TO FINANCIAL STATEMENTS	Plan #003
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006 continued ...

2. Description of the Plan (continued)

Plan Termination: Although it has not expressed any intent to do so, the Employers have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the account of each participant shall be distributed to him or her.

Mergers and Acquisitions: Effective December 31, 2006, the WCS Plan was merged into the Plan. All persons who were participants in the WCS Plan on December 31, 2006 (“WCS Participants”) became participants of the Plan on January 1, 2007, and all deferral elections, beneficiary designations, and investment elections made by WCS Participants under the WCS Plan were deemed to have been made under the Plan (except to the extent that investment funds under the WCS Plan were not available under the Plan, in which case WCS Participants who had elected to invest in such funds were deemed to have elected to invest in the most similar fund available under the Plan, as determined by the Plan’s administrator). WCS Participants who had completed at least one hour of service on or after January 1, 2007, became fully vested in all accounts including matching contributions made prior to 2007. All investment funds and participant loans were transferred from the WCS Plan to the Plan as of December 31, 2006. The amount transferred as of that date was $171.2 million.

Effective September 28, 2007, $155,160,232 of the assets of the Plan were transferred to the ABN AMRO, NA 401(k) Retirement Savings Plan. This amount transferred represented the account balances (including participant loans) of participants who became eligible to participate in that Plan at the time of Bank of America Corporation’s acquisition of ABN AMRO North America Holding Company.

3. Significant Accounting Policies

Basis of Accounting: The financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). Revenues are recognized as earned. Benefits paid to plan participants are recorded when paid.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments: The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the fund at year-end. The pooled trust funds for employee benefit plans are stated at fair value and are adjusted to contract value (which represent contributions made under the contract, plus interest earned, less withdrawals and administrative expenses) and are adjusted to fair value on the Statement of Net Assets Available for Benefits. See Note 4. The fair value of the ADR Fund is based on the market value of the ABN AMRO Holding N.V. American Depository Receipts traded on the New York Stock Exchange. Participant loans are valued at their outstanding balances, which approximates fair value.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

ABN AMRO GROUP 401(K) RETIREMENT SAVINGS PLAN	EIN 36-3737560
NOTES TO FINANCIAL STATEMENTS	Plan #003
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006 continued ...

3. Significant Accounting Policies (continued)

As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts from fair value to contract value. Prior year balances have been reclassified accordingly. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Income Recognition: Purchases and sales of securities and funds are recorded on a trade-date basis. Investment income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Realized gains or losses on investment transactions are recorded as the difference between proceeds received and cost.

Net appreciation (depreciation) in fair value of investments includes the reversal of previously recognized appreciation (depreciation) related to investments sold during the period.

Reclassifications: Certain 2006 amounts have been reclassified to conform with the 2007 presentation.

4. Investments

The Plan’s investments are held by Wachovia Bank, National Association as the Plan’s Trustee.

Appreciation in the fair value of the Plan’s investments (including investments bought, sold, as well as held during the year) is as follows:

	2007		2006
	(Depreciation) Appreciation in Fair Value During Year	Fair Value at End of Year	Appreciation in Fair Value During Year	Transfer of Plan Assets due to merger	Fair Value at End of Year
Fair Value as Determined by Quoted Market Price:
Shares of Registered Investment Companies	$(16,857,940)	$540,442,263	$38,392,620	$93,901,191	$614,268,852
ABN AMRO Unitized ADR Fund*	20,270,345	—	5,107,898	3,663,565	28,654,153
ABN AMRO Unitized Income Plus Fund*	12,696,986	257,062,896	10,844,649	29,487,878	268,011,390
Pimco Unitized Fund	234,741	6,793,597	—	5,056,972	5,056,972

Total	16,344,132	804,298,756	54,345,167	132,109,606	915,991,367
Fair Value as Determined by Quoted Redemption Value:
Bank Collective Funds*	17,804,876	244,696,276	31,532,961	36,507,710	299,971,385

Total	17,804,876	244,696,276	31,532,961	36,507,710	299,971,385

Fair Value Approximates Outstanding Balance:
Loans to Participants	—	22,114,853	—	2,596,670	35,070,661

Total	$—	$22,114,853	$—	$2,596,670	$35,070,661

Total Appreciation In Fair Value	$34,149,008	$1,071,109,885	$85,878,128	$171,213,986	$1,251,033,413

ABN AMRO GROUP 401(K) RETIREMENT SAVINGS PLAN	EIN 36-3737560
NOTES TO FINANCIAL STATEMENTS	Plan #003
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006 continued ...

4. Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan’s assets is as follows:

	2007	2006
Aston*/Montag & Caldwell Growth Fund	$113,340,651	$128,974,425
Artisan International Fund	76,926,696	70,010,582
ING International Value Fund	60,934,500	73,089,861
T. Rowe Price Balance Fund	85,707,683	82,178,240
ABN AMRO*Unitized Income Plus Fund	257,062,896	268,011,390
Bank Collective Funds*:
SSgA Advisors S&P 500 Index Fund	194,159,995	242,294,861
Equity Mutual Funds:
Aston* Value Fund	94,603,988	109,586,834

*Indicates a party in interest to the Plan prior to October 1, 2007.

Risks and Uncertainties: The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

5. Additional Information Regarding ABN AMRO Unitized Income Plus Fund

The ABN AMRO Unitized Income Plus Fund (the Fund) invests primarily in investment contracts such as traditional guaranteed investment contracts (“GICs”) and enters into wrapper contracts with underlying securities to create synthetic GICs. The average yield for such investments was 3.36% and 3.30% for 2007 and 2006, respectively. The average yield credited to participants was 2.84% and 2.76% for 2007 and 2006, respectively.

In a traditional GIC, the Fund enters into a contract with an issuer (typically a bank or life insurance company) which provides for a stated rate of interest and a fixed maturity.

In a synthetic GIC structure, the Fund owns fixed income investments and enters into a wrap contract from high-quality insurance companies, banks or other financial services companies that serve to substantially offset the price fluctuations in the underlying investments caused by movements in interest rates. Each wrap contract obligates the wrap provider to maintain the “contract value” of the underlying investments. The contract value is generally equal to the principal amounts invested in the underlying investments, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals (as specified in the wrap agreement). Under the terms of the wrap contract, the realized and unrealized gains and losses on the underlying investments are, in effect, amortized over the duration of the underlying investments, through adjustments to the future contract interest crediting rate (which is the rate earned by participants in the Fund for the underlying investment). The wrap contract provides that the adjustments to the interest crediting rate will not result in a future interest crediting rate that is less than zero. This ensures that the participants’ principal and accrued interest will be protected.

In general, if the contract value of the wrap agreement exceeds the market value of the underlying investments (including accrued interest), the wrap provider becomes obligated to pay that difference to the Fund in the event that shareholder redemptions result in partial or total contract liquidation. In the event that there are partial shareholder redemptions that would otherwise cause the contract’s crediting rate to fall below zero percent, the wrap provider is obligated to contribute to the Fund an amount necessary to maintain the contract’s crediting rate to at least zero percent. The circumstances under which payments are made and the timing of payments between the Fund and the wrap provider may vary based on the terms of the wrap contract.

ABN AMRO GROUP 401(K) RETIREMENT SAVINGS PLAN	EIN 36-3737560
NOTES TO FINANCIAL STATEMENTS	Plan #003
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006 continued ...

5. Additional Information Regarding ABN AMRO Unitized Income Plus Fund (continued)

Over time, the crediting rate formula amortizes the Fund’s realized and unrealized market value gains and losses over the duration of the underlying investments.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrap contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting difference between the fair value of the underlying investments relative to the wrap contract value is presented on the Fund’s Statement of Net Assets Available for Benefits as the “Adjustment from Fair Value to contract value for ABN AMRO Unitized Income Plus Fund”. If the Adjustment from Fair Value to Contract Value is positive for a given contract, this indicates that the wrap contract value is greater than the market value of the underlying investments. The embedded market value losses in the underlying securities will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the Adjustment from Fair Value to Contract Value is negative, this indicates that the wrap contract value is less than market value of the underlying investments. The amortization of the embedded market value gains in the underlying securities will cause the future interest crediting rate to be higher than it otherwise would have been.

Events That Limit the Ability of the Fund to Transact at Contract Value: In certain circumstances, the amount withdrawn from the wrap contract would be payable at fair value rather than at contract value. These events include termination of participating plans, or a material adverse change to the provisions of participating plans.

While it is possible that some of the plans participating in the Fund may experience plan terminations or other events that would trigger fair value payouts under the Fund’s wrap agreements, based on prior experience, management of the Fund believes it is not probable that such events would be of sufficient magnitude to limit the ability of the Fund to transact at contract value with the participants in the Fund. Given that such events are generally beyond the control of the Fund, however, there can be no guarantee that this will be the case.

Issuer – Initiated Contract Termination: Examples of events that would permit a wrap contract issuer to terminate a wrap contract upon short notice include the uncured loss of a participating plan’s tax qualified status, uncured material breaches of wrap contract by the Fund, or material and adverse changes to the provisions of the Fund. If one of these events was to occur, the wrap contract issuer could terminate the wrap contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula).

5. Continued on next page

ABN AMRO GROUP 401(K) RETIREMENT SAVINGS PLAN	EIN 36-3737560
NOTES TO FINANCIAL STATEMENTS	Plan #003
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006 continued ...

5. Additional Information Regarding ABN AMRO Unitized Income Plus Fund (continued)

The following is a listing of the Plan’s share of investment contracts within the ABN AMRO Unitized Income Plus fund for the years ending December 31, 2007 and 2006:

	2007
	Major Credit Rating	Investment at Fair value	Wrap Contract at Fair Value	Adjustment to Contract Value
Synthetic Guaranteed Investment Contracts
AIG	Aa2/AA-	$19,348,519	$49,579	$653,137
Bank of America variable rate	Aa2/AA-	17,224,277	41,135	250,811
Bank of America variable rate	Aa2/AA-	8,889,897	23,659	125,802
Natixis Capital Markets variable rate	Aaa/AAA	17,523,436	39,324	294,253
ING Life Insurance & Annuity Co. variable rate	Aa3/AA	19,268,267	66,109	266,021
JP Morgan Synthetic variable rate	Aa2/AA-	19,132,456	43,347	849,107
Monumental Life (fka Peoples Security Life) variable rate	AA3/AA	17,844,400	64,847	389,761
Rabobank variable rate	Aaa/AAA	33,662,909	73,694	215,599
Royal Bank of Canada variable rate	Aaa/AA	17,627,954	54,565	57,549
State Street Bank variable rate	Aa2/AA-	18,305,879	39,201	483,658
State Street Bank variable rate	Aa2/AA-	8,889,897	22,197	134,215
Union Bank Switzerland #4170 variable rate	Aa1/AA	23,108,671	72,830	164,855

		220,826,562	590,487	3,884,768

Traditional Guaranteed Investment Contracts
Metropolitan Life	Aa2/AA	2,779,400	—	1,624
Travelers	Aa2/AA	2,764,049	—	16,975
Metropolitan Life	Aa2/AA	1,974,177	—	12,269
Metropolitan Life	Aa2/AA	788,860	—	5,719
New York Life	Aaa/AAA	2,345,931	—	37,801
New York Life	Aaa/AAA	2,742,880	—	38,144
New York Life	Aaa/AAA	1,175,419	—	16,448
Hartford Life – floater	Aa3/AA-	318,079	—	(1,101)

		14,888,795	—	127,879

Proportionate share of short term investments net of fund liabilities		20,757,052

		$256,472,409	$590,487	$4,012,647

5. Continued on next page

ABN AMRO GROUP 401(K) RETIREMENT SAVINGS PLAN	EIN 36-3737560
NOTES TO FINANCIAL STATEMENTS	Plan #003
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006 continued ...

5. Additional Information Regarding ABN AMRO Unitized Income Plus Fund (continued)

	2006
	Major Credit Rating	Investment at Fair value	Wrap Contract at Fair Value	Adjustment to Contract Value
Synthetic Guaranteed Investment Contracts
AIG	Aa1/AA+	$20,098,562	$48,255	$604,459
Bank of America Alternative 98-033 variable rate	Aa1/AA	17,770,670	44,298	292,920
Bank of America Actively Managed	Aa1/AA	8,245,164	32,189	52,666
CDC-IXIS Alternative variable rate	Aaa/AAA	19,983,424	42,647	510,983
ING Alternative variable rate	Aa3/AA	17,725,690	74,480	242,010
JP Morgan Alternative variable rate	Aa2/AA -	22,174,576	59,388	405,650
Monumental Life Alternative variable rate	Aa3/AA	17,966,247	61,086	420,375
Rabobank Altenrative variable rate	Aaa/AAA	32,343,558	77,364	354,143
RBC Alternative variable rate	Aaa/AA -	18,591,390	33,405	165,518
State Street Alternative 100030 variable rate	Aa2/AA -	20,606,608	49,271	532,189
State Street Actively Managed 101022 variable rate	Aa2/AA -	8,245,164	26,837	62,230
UBS Alternative variable rate	Aa1/AA	23,811,505	73,446	229,469

		227,562,558	622,666	3,872,612
Traditional Guaranteed Investment Contracts
Prudential PACE Separate Account	Aaa/AAA	2,378,912	—	476
Monumental Life	Aa3/AA	3,947,874	—	17,773
Metropolitan Life	Aa2/AA	6,683,477	—	58,125
Hartford Life	Aa3/AA -	5,006,314	—	68,799
Travelers	Aa2/AA	2,727,443	—	48,511
New York Life	Aaa/AA+	4,986,751	—	168,590

		25,730,771	—	362,274

Proportionate share of short term investments net of fund liabilities		14,095,395

		$267,388,724	$622,666	$4,234,886

Reconciliation of adjustment of fair value to contract value:
	2007	2006
Beginning balance	$4,234,886	$5,136,189
Increase (decrease) of fair value to contract value	(222,239)	(901,303)
Increase due to fully benefit-responsive changes	—	—

Ending balance	$4,012,647	$4,234,886

6. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated May 30, 2006. The Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

ABN AMRO GROUP 401(K) RETIREMENT SAVINGS PLAN	EIN 36-3737560
NOTES TO FINANCIAL STATEMENTS	Plan #003
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006 continued ...

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

2007
Net Assets available for benefits per the financial statements	$1,076,299,794
Adjustment from fair value to contract value for ABN AMRO Unitized Income Plus Fund	(4,012,647)

Net Assets Available for Benefits per Form 5500	$1,072,287,147

8. Voluntary Correction Program

On June 28, 2007, the Company filed an application with the Internal Revenue Service (IRS) under the Voluntary Correction Program (VCP) to correct for a failure to allow part-time employees, who complete a certain minimum level of service, to participate in the Plan. The VCP application proposes corrective actions, including a contribution to the Plan by the Employers on behalf of the affected employees. As of December 31, 2006, the Employers estimated that additional employer contributions of $10.3 million may be required. The actual amount may differ from this estimate. The IRS issued a compliance statement under the VCP on June 3, 2008.

9. Subsequent Events

Effective April 7, 2008, the Plan was merged into The Bank of America 401(k) Plan for Legacy Companies.

ABN AMRO GROUP 401(K) RETIREMENT SAVINGS PLAN	EIN 36-3737560
SUPPLEMENTAL SCHEDULE	Plan #003
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006 continued ...

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

	December 31, 2007
Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment or Number of Shares/Units	Current Value
Common and Collective Funds:
SSgA Advisors S&P 500 Index Fund	7,206,057	$194,159,995
SSgA Passive Bond Index Fund	4,236,777	50,536,281
Shares of Registered Investment Companies:
Aston* Value Fund	6,976,695	94,603,988
T. Rowe Price Balance Fund	4,160,567	85,707,683
Aston*/ Montag & Caldwell Growth Fund	4,221,253	113,340,651
Aston*/Veredus Aggressive Growth Fund	2,261,558	32,702,129
Aston/ABN AMRO* Real Estate Fund	2,418,909	22,084,639
Artisan International Fund	2,574,521	76,926,696
ING International Value Fund	3,279,575	60,934,500
Royce Total Return Fund	3,412,202	43,744,429
Lazard Mid Cap Open	846,017	10,397,548
ABN AMRO* Unitized Income Plus Fund	225,746,255	257,062,896
Pimco Total Return High Yield	569,909	6,793,597
Participant Loans	Varying rates originated at Prime + 1.5% and varying maturities	22,114,853

Total		$1,071,109,885

* Indicates a party in interest to the Plan prior to October 1, 2007.

Exhibit Index

Exhibit No.
23.1	Consent of Velma Butler & Company, Ltd, Independent Registered Public Accounting Firm.